UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2022

Commission File Number: 001-40850

Exscientia plc

(Translation of registrant’s name into English)

The Schrödinger Building

Oxford Science Park

Oxford OX4 4GE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting Results

On May 18, 2022, Exscientia plc (the “Company”) held its 2022 annual general meeting of shareholders (the “AGM”). At the AGM, the holders of 68,822,757 votes of the Company’s ordinary shares, which may be represented by American Depositary Shares (“ADSs”), were represented in person or by proxy, constituting a quorum. Voting at the AGM was conducted by way of a poll, and each ordinary share, which may be represented by ADSs, issued and outstanding as of the close of business on the Record Date was entitled to one (1) vote on each resolution at the AGM.

The following are the voting results for the proposals considered and voted upon at the AGM, each of which was an ordinary resolution requiring a simple majority:

Proposal 1: To receive and adopt the accounts of the Company for the year ended 31 December 2021 together with the reports of the Directors and the auditors thereon

For	Against	Votes Withheld
68,200,363	7,301	617,403

Proposal 2: To approve the Directors’ Remuneration Report

For	Against	Votes Withheld
68,277,477	532,412	15,178

Proposal 3: To approve the Directors’ Remuneration Policy

For	Against	Votes Withheld
64,917,784	3,885,220	22,063

Proposal 4: To re-appoint Robert Ghenchev as a Director of the Company

For	Against	Votes Withheld
66,957,840	1,859,405	7,822

Proposal 5: To re-appoint PricewaterhouseCoopers LLP as the Company’s auditors

For	Against	Votes Withheld
68,514,342	308,415	2,310

Proposal 6: To authorise the Directors of the Company to determine the auditors’ remuneration

For	Against	Votes Withheld
68,764,100	48,508	12,459

Proposal 7: To approve: (i) the form of share repurchase contracts (the “Share Repurchase Contracts”); and (ii) the counterparties with whom the Company may enter into a Share Repurchase Contract, provided that, unless previously renewed, varied, or revoked by the Company at a general meeting, this authority shall expire on the fifth anniversary of the AGM

For	Against	Votes Withheld
61,476,142	1,805,282	5,543,643

Proposal 8: To approve the form of the deferred shares repurchase contract (the “Deferred Shares Repurchase Contract”), for the purchase by the Company of its deferred shares of £0.01 each, and the Company be and is hereby authorised to enter into the Deferred Share Repurchase Contract (such authority to expire on May 17 2027)

For	Against	Votes Withheld
68,477,878	309,598	37,591

Based on the foregoing votes, the shareholders approved all of the proposals. The results were in line with the recommendations made by the Company’s board of directors.

The information in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-260315).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	May 20, 2022	By:	/s/ Andrew Hopkins
			Name:	Andrew Hopkins
			Title:	Chief Executive Officer